Exhibit 21.1
Significant subsidiaries
The following is a list of the significant subsidiaries of Burford Capital Limited as of December 31, 2024.

Name of significant subsidiary	State or other jurisdiction of incorporation or organization
BC Holdings Limited	Guernsey
Burford Capital LLC	Delaware
Ballard Singapore Investments LLC*	Delaware
Gebre LLC*	Delaware
Prospect Investments LLC*	Delaware
Wilburn Investments LLC*	Delaware
Burford Capital Holdings (UK) Limited	United Kingdom
Burford Capital Overseas Limited	United Kingdom
Burford Ireland LP*	Ireland
Justitia Ireland Investments DAC*	Ireland
* Represents investment subsidiaries.